File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 JUL 12 A 11: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 July 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06015093

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
JUL 14 2006
THOMSON FINANCIAL

Encl.

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Retirement of Director	SE Announcement	02-Jun-2006	✓				✓	Filed with SEC on 2 June 2006
New Appointment for Non-Executive Director	SE Announcement	02-Jun-2006	✓				✓	Filed with SEC on 2 June 2006
Preliminary Results for the year to 31 March 2006	SE Announcement	06-Jun-2006	✓				✓	Filed with SEC on 6 June 2006
Response to Ofwat Announcement	SE Announcement	07-Jun-2006	✓				✓	Filed with SEC on 7 June 2006
Amendment to AGM date	SE Announcement	07-Jun-2006	✓				✓	Filed with SEC on 7 June 2006
Block Listing Application	SE Announcement	14-Jun-2006	✓				✓	Filed with SEC on 14 June 2006
Substantial Shareholder - Barclays Plc	SE Announcement	15-Jun-2006	✓				✓	Filed with SEC on 15 June 2006
Director/PDMR Shareholding	SE Announcement	20-Jun-2006	✓				✓	Filed with SEC on 20 June 2006
Substantial Shareholder - Barclays Plc	SE Announcement	27-Jun-2006	✓				✓	Filed with SEC on 27 June 2006
Annual Report and Accounts	SE Announcement	29-Jun-2006	✓				✓	Filed with SEC on 29 June 2006
288b - Martin Flower	Co House Forms	10-Jun-2006		✓				
Amending 88(2)	Co House Forms	09-Jun-2006		✓				
88(2) - Colin Bernard Taylor - 3,400 shares	Co House Forms	09-Jun-2006		✓				
88(2) - Fitel Nominees Ltd- 1,451 shares	Co House Forms	09-Jun-2006		✓				
88(2) - Various - 57,111 shares	Co House Forms	09-Jun-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd - 5,630 shares	Co House Forms	22-Jun-2006		✓				
88(2) - Various - 10,227 shares	Co House Forms	20-Jun-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd and FHF (Nominees) - 12,015 shares	Co House Forms	27-Jun-2006		✓				
88(2) - TD Waterhouse Nominees (Europe) Ltd and FHF (Nominees) - 5,744 shares	Co House Forms	27-Jun-2006		✓				
Severn Trent Plc Annual Report and Accounts 2006	Circulars	22-Jun-2005	✓		✓			
Severn Trent Plc Annual Review 2006	Circulars	22-Jun-2005	✓		✓			
Notice of Annual General Meeting	Circulars	22-Jun-2005	✓		✓			
Form of Proxy	Circulars	22-Jun-2005	✓		✓			

File number 082-02819 2

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

RECEIVED 2006 JUL 12 A 11:19 OFFICE OF INTERNATIONAL CORPORATE FINANCE

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2366619

Company Name in full Severn Trent Plc

	Day	Month	Year
Date of termination of appointment	1 0	0 6	2 0 0 6

as director [X] as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Charles

Surname: Flower

	Day	Month	Year
† Date of Birth	0 7	0 7	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

AMENDING

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	739	968	1,966
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	548p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 9/6/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/PH/3889 Tel: 01903 833406	Fax: 01903 833277
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

AMENDING

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	346		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	759p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 4,019
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,019**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] **Date** 9/6/06

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA
ESP/Allotment Team/PH/3889

Tel: 01903 833406 Fax: 01903 833277

DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary			
Number allotted	3,400			
Nominal value of each share	65 5/19p			
Amount (if any) paid or due on each share *(including any share premium)*	£6.88			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Colin Bernard Taylor Address 3 Priory Way, Chalfont St Peter, Gerrards Cross, Bucks SL9 8SD UK Postcode	Class of shares allotted Ordinary	Number allotted 3,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,400**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9/6/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/8879 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

File number 082-02819

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,465	4,308	5,069
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£10.053	£9.34	£6.88

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Fitel Nominees Limited A/C CSOS Part ID 384 Address 11 St James's Square, Manchester UK Postcode M2 6WH	Class of shares allotted Ordinary	Number allotted 12,842
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,842

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9/6/06

~~A director / secretary~~ / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9058 Tel: 01903 833874
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	176	807	32,712
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	831p	473p	568p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 9/6/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway	
Worthing, West Sussex. BN99 6DA	
ESP/Allotment Team/PH/4312 Tel: 01903 833406	 Fax: 01903 833277
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	23,416		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each Share *(including any share premium)*	536p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address PLEASE SEE ATTACHED SCHEDULE	Ordinary	57,111
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**57,111**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form 2

Signed [signature] **Date** 9/6/06

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA
ESP/Allotment Team/PH/4312

Tel: 01903 833406 Fax: 01903 833277

DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	13	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary			
Number allotted	5,630			
Nominal value of each share	65 5/19p			
Amount (if any) paid or due on each share *(including any share premium)*	£6.88			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited Des: CESREG Part ID: 277 Address 201 Deansgate Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 5,630
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,630**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 22.6.2006.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/9258 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	SEVERN TRENT PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which Shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,207	6,273	747
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each Share *(including any share premium)*	568p	536p	592p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE UK Postcode	Class of shares allotted Ordinary	Number allotted 10,227
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,227**

Please enter the number of continuation sheet(s) (if any) attached to this form 1

Signed [signature] Date 20. 6. 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA
ESP/Allotment Team/PH/4429

Tel: 01903 833406 Fax: 01903 833277

DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUL 12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,246	3,611	4,158
Nominal value of each share	65 5/19p	65 5/19p	65 5/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.805	£7.38	£7.20

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees (Europe) Limited a/c CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 4,246
Name F H F (Nominees) Limited a/c CSOS part ID 846 Address 28 Park Square West Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 7,769
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,015

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 27.6.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JW/9361 Tel: 01903 833874
DX number DX exchange

File number 082-02819

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,744		
Nominal value of each share	65 5/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name TD Waterhouse Nominees /Europe/Limited Desig CESREG Part ID 277 Address 201 Deansgate, Manchester UK Postcode M3 3TD	Class of shares allotted Ordinary	Number allotted 2,676
Name F H F/Nominees/Limited Desig CSOS Part ID 846 Address 28 Park Square West, Leeds UK Postcode LS1 2PQ	Class of shares allotted Ordinary	Number allotted 3,068
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,744**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 27.6.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/9409 Tel: 01903 833250
DX number DX exchange

File number 082-02819

2006

Notice of meeting

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

This document is important and requires your immediate attention.

If you are in any doubt about the action you should take, you should consult your independent financial adviser. If you have recently sold or transferred your shares in Severn Trent Plc please forward this document to your bank, stockbroker or other agent through or to whom the sale or transfer was effected for delivery to the purchaser or transferee.

Dear Shareholder,

I am pleased to invite you to the Company's seventeenth Annual General Meeting (AGM) which will be held at the International Convention Centre in Birmingham on Tuesday 25 July 2006 at 11.00am.

The Notice of Meeting for the AGM is also included in this document. It sets out the resolutions to be proposed and includes brief explanatory notes on the business to be considered at the meeting.

At this time each year we send a considerable amount of documentation to our shareholders. This includes the Annual Report and Accounts or Annual Review, as well as the Notice of Meeting and Form of Proxy that allow you to attend and vote at the AGM. Those documents are also available from our website at www.severntrent.com. You can help us minimise the resources used and reduce the impact on the environment by electing to receive future reports and related documentation electronically. If you wish to take advantage of this service for future mailings you may register your request on our registrar's website at www.shareview.co.uk.

Your participation in the AGM is important to us and even if you are unable to attend in person you can give your voting instruction on-line at www.sharevote.co.uk or by post.

The Directors consider that the resolutions in the Notice of Meeting are in the best interests of shareholders as a whole and recommend that you vote in favour of them.

Your Directors and I look forward to your participation and take the opportunity to thank you for you continued support.

John Egan

Sir John Egan
Chairman
22 June 2006

Severn Trent Plc
Annual General Meeting 2006
International Convention Centre
Broad Street
Birmingham
B1 2EA

25 July 2006 at 11.00am

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the seventeenth Annual General Meeting of Severn Trent Plc (the "Company") will be held at the International Convention Centre, Broad Street, Birmingham, B1 2EA on Tuesday 25 July 2006 at 11.00 am for the following purposes:

To consider and, if thought fit, pass resolutions 1 to 11 and 14 to 16 as ordinary resolutions, and resolutions 12 and 13 as special resolutions.

Resolution 1
To receive the Report of the Directors and the audited accounts for the year ended 31 March 2006.

Resolution 2
To approve the Directors' remuneration report for the year ended 31 March 2006.

Resolution 3
To declare a final dividend in respect of the year ended 31 March 2006 of 31.97 pence for each ordinary share of 65 5/19 pence.

Resolution 4
To re-appoint Bernard Bulkin as a Director.

Resolution 5
To re-appoint Richard Davey as a Director.

Resolution 6
To re-appoint Martin Houston as a Director.

Resolution 7
To re-appoint Colin Matthews as a Director.

Resolution 8
To re-appoint Michael McKeon as a Director.

Resolution 9
To re-appoint John Smith as a Director.

Resolution 10
To re-appoint Deloitte & Touche LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be determined by the Directors.

Resolution 11
That the authority conferred on the Directors to allot relevant securities (as defined in section 80(2) of the Companies Act 1985) be renewed for the period ending on the date of the Annual General Meeting in 2007 or on 24 October 2007, whichever is the earlier, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked. The maximum amount of relevant securities which the Directors may allot during this period shall be £75,184,416 (equivalent to 115,201,928 ordinary shares, representing 33% of the total issued share capital as at 2 June 2006).

Resolution 12
That, subject to the passing of Resolution 11 set out in the Notice of Annual General Meeting dated 22 June 2006, the power to disapply the pre-emption provisions of section 89 of the Companies Act 1985 and to allot equity securities (as defined in section 94 of that Act) for cash pursuant to Resolution 11 or by way of a sale of treasury shares be renewed for a period ending on the date of the Annual General Meeting in 2007 or 24 October 2007, whichever is the earlier, and the maximum amount of equity securities which the Directors may so allot (other than in connection with a rights issue) shall be £11,391,577 (equivalent to 17,454,837 ordinary shares representing 5% of the total issued share capital as at 2 June 2006).

General notes

Entitlement to attend and vote
To have the right to attend and vote at the meeting (and also for the purposes of calculating how many votes a person may cast) a person must have their name entered on the register of members no later than 6.00pm two days prior to the meeting or prior to any adjournment thereof. Changes to entries on the register after this time will be disregarded in determining the rights of any person to attend or vote at the meeting.

Persons who are not shareholders of Severn Trent Plc will not be admitted to the meeting unless prior arrangements are made with the Company.

Appointment of proxies
A shareholder entitled to attend and to vote at the meeting is entitled to appoint one or more proxies to attend the meeting and any adjournment thereof and on a poll, vote instead of him/her. The Chairman of the meeting will also permit duly appointed proxies to speak at the meeting. A proxy need not be a shareholder of Severn Trent Plc. Forms of Proxy should be deposited at the office of the Company's registrar, Lloyds TSB Registrars, The Causeway, Worthing BN99 6LB not less than 48 hours before the time for holding the meeting.

Electronic proxy voting
Shareholders may register the appointment of a proxy on-line at www.sharevote.co.uk where full details of the procedure are given. The website is operated by the Company's registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions relating to the use of this facility before appointing a proxy. These terms and conditions may be viewed on the website. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment thereof by using the procedures described in the CREST manual.

All messages relating to the appointment of a proxy, or an instruction to a previously-appointed proxy, which are to be transmitted through CREST, must be received by Lloyds TSB Registrars (ID 7RA01) no later than 11.00am on Sunday 23 July 2006 or, if the meeting is adjourned, close of business on the day three days prior to the day fixed for the adjourned meeting.

Employee share schemes
An employee whose shares are held by the Trustee of the Severn Trent Share Incentive Plan is not entitled to attend the meeting in respect of those shares. However, the employee can instruct the Trustee how to vote on his/her behalf on any resolution set out in the Notice of Annual General Meeting, should the resolution be put to a formal vote by poll. Voting direction forms will be sent to those employees concerned. Voting directions should be returned to the address on the reverse of the form so as to be received not later than 11.00am on Tuesday 18 July 2006. Voting directions may also be given on-line at www.sharevote.co.uk.

Inspection of documents
The following documents, which are available for inspection during normal business hours at the registered office of the Company on any business day, may also be inspected on the day of the meeting at the International Convention Centre, Broad Street, Birmingham B1 2EA from 10.00am until shortly after the meeting closes:

copies of the executive Directors' service contracts with the Company;

copies of the non-executive Directors' letters of appointment;

the register of interests of the Directors in the share capital of the Company; and

the register of substantial shareholders.

Electronic communication service
Shareholders are reminded that they may receive shareholder communications from Severn Trent Plc electronically. The electronic communication service offers the following benefits:

The Company's full Annual Report and Accounts and Annual Review can be viewed on the day they are published;

Your AGM votes can be cast electronically;

Important shareholder communications may be received electronically; and

You may see details of your individual shareholdings quickly and securely on-line.

If you wish to take advantage of this service you may register your request with the Company's registrar at www.shareview.co.uk.

Resolution 13
That the Company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Companies Act 1985) of its ordinary shares of 65$^{5}/_{19}$ pence each, but:

the Company may not purchase more than 34,909,675 ordinary shares;

the Company may not pay less than 65$^{5}/_{19}$ pence for each ordinary share;

the Company may not pay, in respect of each ordinary share, more than 5% over the average of the middle market price of the ordinary shares based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy the ordinary shares;

this authority will last until the Company's Annual General Meeting in 2007 or 24 October 2007, whichever is the earlier; and

the Company may agree, before the authority ends, to purchase ordinary shares where the purchase is or may be completed (fully or partly) after the authority ends.

Resolution 14
That the Company is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall, in aggregate, not exceed the sum of £50,000 during each successive period of 12 months beginning on the date of this Resolution;

this authority will last until the Company's Annual General Meeting in 2009 unless previously renewed, varied or revoked by the Company in general meeting; and

the Company may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 15
That the Company's wholly-owned subsidiary, Severn Trent Water Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall, in aggregate, not exceed the sum of £50,000 during each successive period of 12 months beginning on the date of this Resolution;

this authority will last until the Company's Annual General Meeting in 2009 unless previously renewed, varied or revoked by the Company in general meeting; and

Severn Trent Water Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

Resolution 16
That the Company's wholly-owned subsidiary, Biffa Waste Services Limited, is generally and without conditions authorised for the purposes of Part XA of the Companies Act 1985 to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of that Act) provided that:

the maximum sums which may be donated to EU political organisations and incurred in respect of EU political expenditure shall, in aggregate, not exceed the sum of £25,000 during each successive period of 12 months beginning on the date of this Resolution;

this authority will last until the Company's Annual General Meeting in 2009 unless previously renewed, varied or revoked by the Company in general meeting; and

Biffa Waste Services Limited may enter into a contract or undertaking under this authority prior to its expiry, which contract or undertaking may be performed wholly or partly after such expiry, and may make donations to EU political organisations and incur EU political expenditure in pursuance of such contract or undertaking.

By Order of the Board
Fiona Smith
Group General Counsel and Company Secretary

Severn Trent Plc
2297 Coventry Road
Birmingham
B26 3PU
Registered in England and Wales
Registration No. 2366619

22 June 2006

Directors seeking re-appointment



Top row
Bernard Bulkin
Martin Houston
Michael McKeon

Bottom row
Richard Davey
Colin Matthews
John Smith

Bernard Bulkin BS PhD FRSC FRSA FIE (64)*
Bernard joined the Board on 1 January 2006. He is Chairman of AEA Technology Plc and a non-executive Director of Accelergy Corporation in California. He is also a Venture Partner at Vantage Point, an international venture capital firm. Bernard is a Commissioner on the UK Sustainable Development Commission and a board member of the UK Centre for Economic and Environmental Development. He is also a member of the DTI Sustainable Energy Policy Advisory Board. In 2003 he retired as Chief Scientist at BP Plc, where he had worked for eighteen years.

Richard Davey (57)*
Richard joined the Board on 1 January 2006. He is a non-executive Director of Yorkshire Building Society and Amlin Plc. He also served as a non-executive Director of Freeserve Plc from 1999 to 2001 and of Scottish Widows Fund and Life Assurance Society from 1996 to 2000. The majority of Richard's executive career was spent in investment banking at N M Rothschild & Sons where he served in various roles including Head of Investment Banking. Prior to that, he worked at various organisations including Merrill Lynch International Limited and Exco International Plc.

Martin Houston BSc MSc DIC (48)*
Martin joined the Board in September 2003. He is Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquefied Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a Fellow of the Geological Society of London.

Colin Matthews MA CEng MBA (50)
Colin joined the Board in October 2003, becoming Group Chief Executive on 1 February 2005. He is a Chartered Engineer and worked for the (American) General Electric Company and then for British Airways, first as Director of Engineering, then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. Colin was Group Managing Director of Transco from 2001 to 2002 and CEO of Hays Plc from 2002 to 2004.

Michael McKeon MA CA (49)
Michael joined the Board on 13 December 2005 as Group Finance Director. Prior to that, he was Group Finance Director of the buildings materials group Novar Plc. He worked for Rolls Royce Plc from 1997 to 2000 in various senior roles including Finance Director of the Aerospace Group. Michael has extensive international business experience, having worked overseas for CarnaudMetalbox, Elf Atochem and Price Waterhouse. He is a Member of the Institute of Chartered Accountants of Scotland.

John Smith FCCA Hon.FRIBA (48)*
John joined the Board in November 2003. He is Chief Operating Officer of the BBC and Chief Executive of its trading arm, BBC Worldwide. He is also Vice President of the Royal Television Society. John has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and served for three years on the Accounting Standards Board until November 2004.

*Non-executive Director

Explanatory notes

Annual Report and Accounts (Resolution 1)
The Directors must lay before the shareholders the accounts of the Company for the financial year ended 31 March 2006, the report of the Directors and the report of the auditors of the Company on those accounts.

Approval of Directors' remuneration report (Resolution 2)
The Directors' remuneration report for the year ended 31 March 2006 has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Those regulations specify that shareholders must be given the opportunity to approve it. Accordingly, the Directors invite shareholders to approve the Directors' remuneration report which is included in the Annual Report and Accounts 2006 and summarised in the Annual Review.

Declaration of a dividend (Resolution 3)
A final dividend of 31.97 pence is recommended by the Directors for payment to the holders of ordinary shares who are on the register of members at the close of business on 30 June 2006. A final dividend can only be declared by the shareholders at a general meeting but must not exceed the amount recommended by the Directors. If so declared the date of payment of the final dividend will be 2 August 2006.

Re-appointment of directors (Resolutions 4, 5, 6, 7, 8 and 9)
The Company's Articles of Association require all Directors to submit themselves for re-appointment at least every three years. This provision also ensures that, as a minimum, one third of the Board of Directors, together with any Director appointed since the last Annual General Meeting, retires each year and, if eligible and so desires, stands for re-appointment at the Annual General Meeting. Directors retire on the basis of their length of service since their last election.

Martin Houston, Colin Matthews and John Smith retire by rotation. Bernard Bulkin, Richard Davey and Michael McKeon have been appointed since the last Annual General Meeting. All six Directors offer themselves for re-appointment.

Following a formal review, the Nominations Committee has confirmed that each Director standing for re-appointment continues to make a valuable contribution to the Board's deliberations and continues to demonstrate commitment. The Committee supports and recommends the proposed re-appointments.

Details of the Directors who are standing for re-appointment are included in this Notice of Annual General Meeting.

Re-appointment and remuneration of auditors (Resolution 10)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 10 proposes the re-appointment of Deloitte & Touche LLP as auditors of the Company and authorises the Directors, in accordance with standard practice, to agree the level of their remuneration. The Audit Committee will approve the audit fees for recommendation to the Board.

Authority to allot shares (Resolution 11)
Under section 80 of the Companies Act 1985 the Directors of the Company may only allot relevant securities if so authorised by shareholders in general meeting. This resolution proposes that the Directors' authority be renewed for the period to the 2007 Annual General Meeting or 24 October 2007, whichever is the earlier.

The Directors have no present intention of issuing any relevant securities other than pursuant to existing rights under employee share schemes.

Disapplication of statutory pre-emption rights (Resolution 12)
This special resolution proposes the renewal of the Directors' authority to issue equity securities for cash without first having to offer those securities to existing shareholders, as is required by section 89 of the Companies Act 1985. Equity securities are ordinary shares in the Company, including any ordinary shares which the Company has purchased and elected to hold as treasury stock, but they do not include shares which are allotted under employee share schemes. By exempting the Company from the rule in section 89 of that Act, the Directors will have greater flexibility to raise finance.

A rights issue would involve the Company offering existing shareholders the opportunity to buy new ordinary shares. The number of ordinary shares which a shareholder can buy depends on the number he/she already owns. The rules in some countries prevent shareholders from participating in a rights issue but this resolution would allow the Directors to make alternative arrangements for those shareholders.

Authority for the company to purchase its own shares (Resolution 13)
This special resolution proposes the renewal of the authority granted at the Company's last Annual General Meeting. If passed, it will allow the Company to buy back up to 34.9 million of its ordinary shares on the Stock Market. This equates to about 10% of the ordinary shares held by the Company's shareholders. The resolution sets out the lowest and highest prices that the Company can pay for the shares.

The Directors are committed to managing the Company's capital effectively and purchasing the Company's own ordinary shares is one of the options that the Directors keep under review. The Directors will only do this if they believe it is in the shareholders' best interest and will increase the earnings per share.

Any shares purchased in this way, other than those purchased pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 will be automatically cancelled. Shares purchased pursuant to such Regulations may either be held or dealt with by the Company. The Company did not hold any Treasury Shares as at 2 June 2006.

Authority to make donations to EU political organisations and incur EU political expenditure (Resolutions 14, 15 and 16)
It is the Company's policy not to make any donations to political parties and the Board does not intend to change that policy. However, the law regulating political donations includes very broad definitions of donations and political expenditure of more than £5,000 in any one year made to organisations within the European Community which are, or could be, categorised as EU political organisations. The legislation also requires a separate resolution of the holding company to be passed with respect to each subsidiary company concerned.

The meaning and implications of the legislation are extremely wide and extend to a number of routine business activities not normally thought to be political donations in the usual sense. Given that the nature of the Company's and its subsidiaries' business means it is frequently involved with public bodies and political representatives, and in order to avoid any possibility of inadvertently contravening the legislation, the Board considers it prudent to seek shareholders' approval for the Company and its principal operating subsidiary companies to make donations to EU political organisations and incur EU political expenditure. The AGM in 2005 approved total expenditure of £125,000 over the past year for these companies. This year, the Board is seeking shareholder approval to incur total expenditure of £125,000 per annum over the next three years. The Board will not use this authority to make any political donations as that expression would have been understood before the law was changed.

2006

Admission Slip

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

If you plan to attend the Annual General Meeting, please bring this slip with you and keep it until the end of the meeting.

This slip shows that you are entitled to attend the Annual General Meeting, to be held at the International Convention Centre, Broad Street, Birmingham, B1 2EA on 25 July 2006 and will allow you convenient entry into the meeting. Doors will be open from 10.00am.

Please see overleaf for directions.

NOTES TO FORM OF PROXY

1. If you cannot attend the Annual General Meeting but wish to vote on the Resolutions, you are entitled to appoint someone else, a 'proxy', to attend and vote in the event of a poll. A proxy need not be a shareholder of Severn Trent Plc (the 'Company').
2. If you wish to submit your proxy appointment and instructions electronically, log on to www.sharevote.co.uk. This website is operated by the Company's registrar, Lloyds TSB Registrars. Please read the terms and conditions of use carefully. If you return both paper and electronic proxy instructions then, in the absence of other evidence, those received last by the registrar will take precedence.
3. A proxy must vote as you have instructed and cannot vote on a show of hands.
4. You can choose a proxy other than the Chairman of the meeting by crossing out 'the Chairman of the meeting' and writing another proxy's name in the space provided. You may appoint more than one proxy.
5. If you do not tell your proxy how to vote, your proxy can vote or abstain as he or she thinks fit on Resolutions and, unless instructed otherwise, on any other business at the meeting (including amendments to Resolutions).
6. In the case of joint holders, any one holder may sign the form.
7. A corporation's form of proxy must be executed under its common seal, or under the hand of its officer or attorney, duly authorised in writing.
8. To be effective, a proxy must be lodged with the Company's registrar, Lloyds TSB Registrars, not later than 48 hours before the meeting. To be valid, this form must be received no later than 11.00am on 23 July 2006.
9. If the form of proxy is received signed, but without any voting instructions, the proxy will vote or abstain at his or her discretion.
10. Even if you complete and return a proxy form you may still attend and vote in person, should you later decide to do so.
11. Full biographical details of the Directors, including membership of Board Committees, may be found on page 30 of the Annual Report and Accounts or on page 30 of the Annual Review 2006.

2006

Form of Proxy

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

REFERENCE NUMBER	CARD I.D.	ACCOUNT NUMBER
		0815-017-6

You can submit your voting instructions electronically at www.sharevote.co.uk using the above numbers.
Please read the notes opposite carefully before completing this form.
I/We the undersigned, being a member of Severn Trent Plc, hereby appoint the Chairman of the meeting or

as my/our proxy, to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of Severn Trent Plc to be held on 25 July 2006 at 11.00am and at any adjournment thereof. The proxy will vote on the under-mentioned Resolutions as indicated. The proxy will vote at his or her discretion or abstain from voting on any Resolution listed below if no instruction is given regarding that Resolution and on any other business transacted at the meeting.

Please indicate how you wish your proxy to vote by marking the appropriate boxes in black ink like this ☒.

Please note that the "Vote Withheld" option is to enable you to abstain on any of the specified Resolutions. It has no legal effect and will not be counted in the votes "For" or "Against" a Resolution.

Resolutions	For	Against	Vote Withheld
1 Receive the Report and Accounts	☐	☐	☐
2 Approve the Directors' remuneration report	☐	☐	☐
3 Declare a final dividend	☐	☐	☐
4 Re-appoint Bernard Bulkin*	☐	☐	☐
5 Re-appoint Richard Davey*‡	☐	☐	☐
6 Re-appoint Martin Houston*‡	☐	☐	☐
7 Re-appoint Colin Matthews*	☐	☐	☐
8 Re-appoint Michael McKeon*	☐	☐	☐
9 Re-appoint John Smith*	☐	☐	☐
10 Re-appoint auditors	☐	☐	☐
11 Authority to allot shares	☐	☐	☐
12 Disapply pre-emption rights†	☐	☐	☐
13 Authority to purchase own shares†	☐	☐	☐
14 Authority for donations – Severn Trent Plc	☐	☐	☐
15 Authority for donations – Severn Trent Water Ltd	☐	☐	☐
16 Authority for donations – Biffa Waste Services Ltd	☐	☐	☐

* See note 11 † Special Resolutions ‡ Member of the Remuneration Committee

Please tick this box if signing on behalf of the shareholder as Power of Attorney, Receiver or Third Party. The appropriate authority should be returned with this form. ☐

Date Signature

Once completed please detach and post this form. You may, if you prefer, return it in a sealed envelope to the address shown on the reverse of this form. If you quote Freepost NAT 15572 on the envelope your postage will be paid. Please allow seven days before the deadline to ensure your envelope arrives in time.

RESPONSE SERVICE No.
NAT 15572

Lloyds TSB Registrars
The Causeway
WORTHING
BN99 6LB

2



Wolverhampton
Motorway M6, Walsall, Lichfield
ST CHAD'S CIRCUS QUEENSWAY
SNOW HILL STATION
THE PRIORY QUEENSWAY
GREAT CHARLES ST QUEENSWAY
Ring Road
PARADISE CIRCUS QUEENSWAY
Museum & Art Gallery
Council House
Victoria Square
Town Hall
NEW STREET
CORPORATION STREET
MOOR STREET QUEENSWAY
PAVILIONS SHOPPING CENTRE
HIGH ST
STEPHENSON STREET
ROTUNDA
HILL STREET
NAVIGATION STREET
NEW STREET STATION
PALLASADES SHOPPING CENTRE
BULLRING SHOPPING CENTRE
KING EDWARDS ROAD
CAMBRIDGE STREET
Centenary Square
INTERNATIONAL CONVENTION CENTRE & SYMPHONY HALL
BROAD STREET
BRIDGE STREET
SUFFOLK ST QUEENSWAY
GAS STREET
BERKLEY STREET
HOLIDAY ST
The West, Kidderminster
The South West (M5), Bromsgrove
Coventry, The South (M42), Warwick

How to find the International Convention Centre (ICC)
The meeting will be held in Hall 1 of the ICC, which is situated on Broad Street in Birmingham city centre.

From the North
From the M6, exit at junction 6 and follow the A38(M) towards the city centre. Join Great Charles Street Queensway to Paradise Circus Queensway. Now see 'Next Directions'.

From the South
From the M5, exit at junction 4 on the A38 towards the city centre. Join Suffolk Street Queensway to Paradise Circus Queensway. Now see 'Next Directions'.

From Coventry (East)
Leave Coventry heading west on the A45 towards Birmingham city centre. Join Moor Street Queensway turning left onto The Priory Queensway and then left onto Corporation Street. Follow the one way system onto Stephenson Street and Navigation Street. Turn right onto Hill Street to join Paradise Circus Queensway. Now see 'Next Directions'.

Next Directions
Turn left onto Broad Street (A456) go past Centenary Square and the ICC is on the right.

Car Parks
There are several public car parks near the ICC and these are shown on the above map. There are a small number of disabled car parking spaces on the ICC complex for Blue Badge holders only. To book one of these spaces please contact the ICC direct on 0121 644 6006. Such spaces will be allocated on a first come first served basis. Further disabled spaces are located around the ICC car parks.

By rail
Alight at either Birmingham New Street or Snow Hill railway stations. The ICC is within walking distance (approximately 15 minutes) and pedestrian routes are signposted.

Arrival
Doors will open at 10.00am. Severn Trent marshals will be available to deal with queries and to show shareholders into the registration and exhibition areas. Shareholders will have the opportunity to meet the Directors prior to the meeting. Coffee, tea and biscuits will be available. Unfortunately, we are not able to offer facilities for young children.

Disabled persons
Special arrangements have been made to offer assistance at the AGM to disabled shareholders. If you are disabled, please make yourself known to a Severn Trent marshal on arrival. If you have a companion to assist you, he/she will be admitted to the meeting. Guide dogs will also be allowed into the meeting. If you are deaf or hard of hearing, headsets will be provided. There will also be sign language interpreters in attendance.

File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

4 July 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released today:

'Annual Information Update'
'Holding(s) in Company'

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Annual Information Update ("AIU") for the 12 months up to 22 June 2006

1. Introduction

1.1 Severn Trent Plc (the "Company") published its annual financial statements for the year ended 31 March 2006 on 22 June 2006. This AIU is made in accordance with the requirements of Prospectus Rule 5.2 and not for any other purpose. The information referred to below is not necessarily up-to-date as at the date of this AIU and the Company does not undertake any obligation to update any such information in the future.

1.2 This AIU contains a list of:

- Announcements made via a Regulatory Information Service ("RIS");
- Documents filed with the UK Registrar of Companies ("Companies House");
- Documents filed with the Financial Services Authority; and
- Documents published and sent to shareholders.

1.3 The Company is publishing the AIU via an RIS today and making it available on its website at www.severntrent.com

2. Regulatory Announcements

2.1 The following regulatory announcements have been made by the Company via an RIS during the previous 12 months. Copies of these announcements can be viewed at the London Stock Exchange's website at www.londonstockexchange.com/en-gb/pricesnews/marketnews and on the Company's website at www.severntrent.com

These announcements have also been notified to the US Securities and Exchange Commission.

Date of Publication	Regulatory Headline
20/06/2006	Director/PDMR Shareholding
15/06/2006	Holding(s) in Company
14/06/2006	Additional Listing
08/06/2006	Response to Ofwat Announcement
07/06/2006	Correction: Final Results
06/06/2006	Final Results
02/06/2006	Directorate Change
02/06/2006	Director Declaration
12/05/2006	Disposal
12/05/2006	Holding(s) in Company
11/05/2006	Statement Re New Biffa Chairman
09/05/2006	Blocklisting Interim Review
04/05/2006	Holding(s) in Company
07/04/2006	Miscellaneous: Provision of Interim Report to Ofwat
04/04/2006	Demerger Announcement
04/04/2006	Pre-Close Period Trading Update
31/03/2006	Directorate Change
07/03/2006	Response to Ofwat Interim Report
02/03/2006	Holding(s) in Company
09/02/2006	Holding(s) in Company
09/02/2006	Holding(s) in Company
24/01/2006	Holding(s) in Company

12/01/2006	Director/PDMR Shareholding
20/12/2005	Director Declaration
19/12/2005	Directorate Change
19/12/2005	Holding(s) in Company
19/12/2005	Director Declaration
13/12/2005	Holding(s) in Company
06/12/2005	Interim Results
06/12/2005	Directorate Change
01/11/2005	Blocklisting – Interim Review
31/10/2005	Statement re OFWAT Investigation
03/10/2005	Pre-Close Period Trading Statement
30/09/2005	Director/PDMR Shareholding
18/09/2005	Statement re IFRS
14/09/2005	Director/PDMR Shareholding
08/09/2005	Holding(s) in Company
06/09/2005	LTIP Award to Plc Directors and PDMRs
22/08/2005	Additional Listing
04/08/2005	Director/PDMR Shareholding
01/08/2005	Holding(s) in Company
29/07/2005	Circ re AGM Resolutions
29/07/2005	Director/PDMR Shareholding
28/07/2005	Results of AGM
25/07/2005	Holding(s) in Company
21/07/2005	Directorate Change
14/07/2005	Holding(s) in Company
14/07/2005	Director Shareholding
24/06/2005	Annual Report and Accounts

3. Documents filed with the Registrar of Companies

3.1 The following documents have been filed by the Company with the Registrar of Companies at Companies House during the previous 12 months. Copies of these documents may be obtained from

Companies House
Crown Way
Cardiff
CF14 3UZ
Tel:
Email:enquiries@companies-house.gov.uk
Or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date	Type	Description
20/06/2006	288b	Director Resigned
21/06/2006	88(2)R	Return of allotment of shares
14/06/2006	88(2)R	Return of allotment of shares
14/06/2006	88(2)R	Return of allotment of shares
14/06/2006	88(2)R	Return of allotment of shares
14/06/2006	88(2)R	Return of allotment of shares
01/06/2006	88(2)R	Return of allotment of shares
01/06/2006	88(2)R	Return of allotment of shares
19/05/2006	88(2)R	Return of allotment of shares
18/05/2006	88(2)R	Return of allotment of shares
17/05/2006	88(2)R	Return of allotment of shares

17/05/2006	88(2)R	Return of allotment of shares
17/05/2006	88(2)R	Return of allotment of shares
16/05/2006	363s	Annual Return
21/04/2006	288b	Director Resigned
11/04/2006	288c	Change of Director's address
11/04/2006	288c	Change of Director's address
15/03/2006	88(2)R	Return of allotment of shares
15/03/2006	88(2)R	Return of allotment of shares
02/03/2006	88(2)R	Return of allotment of shares
02/03/2006	88(2)R	Return of allotment of shares
02/03/2006	88(2)R	Return of allotment of shares
17/02/2006	88(2)R	Return of allotment of shares
07/02/2006	288a	Secretary appointed
06/02/2006	288b	Secretary resigned
30/01/2006	88(2)R	Return of allotment of shares
30/01/2006	88(2)R	Return of allotment of shares
30/01/2006	88(2)R	Return of allotment of shares
30/01/2006	88(2)R	Return of allotment of shares
30/01/2006	88(2)R	Return of allotment of shares
30/01/2006	88(2)R	Return of allotment of shares
20/01/2006	88(2)R	Return of allotment of shares
10/01/2006	288a	Director appointed
10/01/2006	288a	Director appointed
10/01/2006	88(2)R	Return of allotment of shares
10/01/2006	88(2)R	Return of allotment of shares
16/12/2005	288a	Director appointed
15/12/2005	288b	Director resigned
01/12/2005	88(2)R	Return of allotment of shares
24/11/2005	88(2)R	Return of allotment of shares
11/11/2005	88(2)R	Return of allotment of shares
11/11/2005	88(2)R	Return of allotment of shares
11/11/2005	88(2)R	Return of allotment of shares
11/11/2005	88(2)R	Return of allotment of shares
10/11/2005	88(2)R	Return of allotment of shares
24/10/2005	88(2)R	Return of allotment of shares
23/09/2005	88(2)R	Return of allotment of shares
21/09/2005	88(2)R	Return of allotment of shares
21/09/2005	88(2)R	Return of allotment of shares
15/09/2005	88(2)R	Return of allotment of shares
15/09/2005	88(2)R	Return of allotment of shares
15/09/2005	88(2)R	Return of allotment of shares
15/09/2005	88(2)R	Return of allotment of shares
01/09/2005	288b	Director resigned
06/09/2005	88(2)R	Return of allotment of shares
06/09/2005	88(2)R	Return of allotment of shares
18/08/2005	88(2)R	Return of allotment of shares
18/08/2005	88(2)R	Return of allotment of shares
18/08/2005	88(2)R	Return of allotment of shares
12/08/2005	88(2)R	Return of allotment of shares
12/08/2005	AA	Group Accounts for y/e 31/03/05
10/08/2005	RES08	Resolutions
10/08/2005	AUD	Auditors resignation
01/08/2005	88(2)R	Return of allotment of shares

4. Documents filed with the Financial Services Authority and sent to shareholders

4.1 The following documents have been filed by the Company with the Financial Services Authority and sent to shareholders during the previous 12 months. These documents may be viewed at the UK Listing Authority's Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of these documents are also available on request from the Company's registered office at 2297 Coventry Road, Birmingham, B26 3PU.

Date	Document
24/06/2005	Severn Trent Plc Annual Report and Accounts 2005
24/06/2005	Severn Trent Plc Annual Review 2005
24/06/2005	Notice of Annual General Meeting
24/06/2005	Form of Proxy
29/07/2005	AGM Resolutions (FSA Only)

5. *Contacts*

For further information, please contact:
David Chettle
Senior Assistant Company Secretary
0121 722 4543

Announcement Body Information:

On 4 July 2006 the Company received notification under Part VI of the Companies Act 1985 that the shareholding of Barclays PLC in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had decreased to 14,878,562 shares, representing 4.26% of the total issued share capital.

www.severntrent.com